The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended August 31, 2002, amounts have been reclassified to reflect an increase in additional paid-in capital of $706,076, an increase in undistributed net investment income of $411,499, and an increase in accumulated net realized loss on investments of $1,117,575. This reclassification includes $706,076 distributed in connection with Fund share redemptions which increased paid-in capital and increased accumulated net realized loss. Net assets of the Fund were unaffected by the reclassifications.